Exhibit 99

                         Explanation of Responses
                         ------------------------

(1) On August 4, 2004, the Reporting Person entered into a variable share forward sale agreement (the "Contract") with an unaffiliated third party (the "Counterparty"). The Contract obligates the Reporting Person to deliver to the Counterparty up to 200,347 shares of International Steel Group Inc. ("ISG") common stock (the "Common Stock") (or an equivalent amount of cash, if elected by the Reporting Person) on the Settlement Date of the Contract (August 3, 2007) (or an earlier date if the Contract is terminated early). In exchange for assuming this obligation, the Reporting Person received a cash payment of $5,125,103.95. The Reporting Person pledged 200,347 shares of Common Stock to secure his obligations under the Contract. If, on the Settlement Date, the closing price per share of Common Stock is less than $31.9365 (the "Floor Price"), then the Reporting Person will transfer all pledged shares to the Counterparty. If the closing price per share on the Settlement Date is greater than the Floor Price but less than $47.9048 per share (the "Cap Price") or if the closing price is greater than the Cap Price, the Reporting Person will deliver to the Counterparty a number of shares determined by a formula specified in the Contract and retain the remainder of the pledged shares.